Exhibit 99.1
Prospect / New Hire Email Template

We are very pleased to have entered into a definitive agreement to be acquired by Synchronoss Technologies, a global leader in managed mobility solutions for service providers and enterprises.  Founded in 2000, Synchronoss has 2000+ employees across more than 15 countries.

Intralinks and Synchronoss share a strong heritage in financial services, life sciences and other regulated and IP-intensive industries. Both companies also share extensive experience meeting exacting enterprise information security requirements.

Building on this common DNA, we see several important benefits from bringing Intralinks and Synchronoss together, including:

•	Enhancing our existing platform with new security, identity and mobility capabilities

•	Enhanced scale and reach from Synchronoss’ global footprint

•	Access to new ecosystem partners

As you may have read, Ron Hovsepian, Intralinks’ President and Chief Executive Officer, is expected to be the Chief Executive Officer of the combined company following the closing of the transaction.  We are excited about the future of Intralinks and Synchronoss together and will continue to hire great people and keep business as usual during the transition period.

For additional information please refer to the press release announcing this transaction by clicking on the link below:
https://www.intralinks.com/company/news-press/synchronoss-technologies-acquire-intralinks-holdings-accelerating-strategic

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS
The tender offer for the outstanding common stock of IntraLinks Holdings, Inc. (the “Company”) has not yet commenced. This employee communication is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Synchronoss Technologies, Inc. (“Synchronoss”) and GL Merger Sub, Inc. (“Merger Sub”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). If the tender offer is commenced, Synchronoss and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Company stockholders when available, and may also be obtained by contacting the Company’s Investor Relations Department at 150 E. 42nd Street, 8th Floor, New York, NY 10017, (617) 607-3957 or dridlon@intralinks.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.